Resolution of the Board of Directors

On August 10, 2012, the Board of Directors of POSCO resolved on the following:

Agenda 1: Transfer of business between POSCO and POSMATE
The Board of Directors resolved to transfer the district heating business in Pohang, which amounts to approximately KRW 21.025 billion to POSMATE, a domestic affiliate of POSCO. Such transfer price may later be adjusted.

Agenda 2: Dividend Payment

Interim Cash Dividends per Share (KRW)	2,000
Dividend Yield (%)	0.55
Record Date	June 30, 2012
Proposed Dividend Payment Date	August 23, 2012
Total Amount of Interim Dividend (KRW)	154,488,888,000

Agenda 3: Participation in a Capital Increase of POSCO ENERGY
The Board of Directors resolved to participate in a capital increase of KRW 9,029 million in POSCO ENERGY Corporation, a domestic affiliate of POSCO. After such a capital increase, POSCO will own a total of 77.6% of the total issued and outstanding shares of POSCO ENERGY Corporation.